Exhibit 7

Daimler AG and its Consolidated Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of €, except ratios)

	IFRS (2)
	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS

Income/(loss) from continuing operations before income taxes, minority interests, and cumulative effects of changes in accounting principles	2,426	4,902	9,181	2,795	(2,298)

Add:
Fixed charges	3,457	3,714	4,147	4,565	5,307
Amortization of previously capitalized interest	—	—	—	—	—
Dividends received from equity investees	122	159	9	9	46

Deduct:
Capitalized interest	—	—	—	—	1
(Income)/loss from equity investees	(372)	148	399	1,128	(72)

Earnings available for fixed charges	5,633	8,923	13,736	8,497	2,984

FIXED CHARGES
Interest expense	3,264	3,526	3,943	4,377	5,135
Capitalized interest	—	—	—	—	1
Interest portion of rent expense (1)	193	188	204	188	171

Total fixed charges	3,457	3,714	4,147	4,565	5,307

RATIO OF EARNINGS TO FIXED CHARGES	1.63	2.40	3.31	1.86	0.56 (3)

(1)               One third of all rental expenses is deemed to be interest.

(2)               The IFRS based numbers for the years ended December 31, 2006 and 2005 have been adusted to reflect the presentation of the Chrysler activities as discontinued operations.

(3)               For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by €2,323 million.